Exhibit 99.40

SPROTT INC.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 8, 2020

The following briefly describes the matters voted upon and the outcome of the votes at the annual and special meeting (the “Meeting”) of shareholders (“Shareholders”) of Sprott Inc. (the “Company”) held on May 8, 2020.

At the Meeting, Shareholders voted by ballot on the following matters:

1.       Election of Directors

The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

Nominee	Votes For	%	Votes Withheld	%
Ronald Dewhurst	127,781,470	99.15%	1,089,004	0.85%
Graham Birch	128,106,903	99.41%	763,571	0.59%
Peter Grosskopf	127,609,289	99.02%	1,261,185	0.98%
Sharon Ranson	127,728,812	99.11%	1,141,662	0.89%
Arthur Richards Rule IV	127,868,564	99.22%	1,001,910	0.78%
Rosemary Zigrossi	127,490,007	98.93%	1,380,467	1.07%

2.       Appointment of Auditors

A resolution re-appointing KPMG LLP as auditors of the Company was passed. The results of the vote were:

Votes For	%	Votes Withheld	%
168,307,456	99.33%	1,142,502	0.67%

3.       Approval of the Common Share Consolidation

A special resolution authorizing the future consolidation of the Company’s issued and outstanding common shares on the basis of one (1) post-consolidation common share for up to ten (10) pre-consolidation common shares at such time as the Company’s board of directors so determines was passed. The results of the vote were:

Votes For	%	Votes Against	%
163,659,988	96.58%	5,789,970	3.42%

4.       Approval of the 2020 Amended and Restated Stock Option Plan

A resolution approving the 2020 Amended and Restated Stock Option Plan, and related matters, as more particularly described in the Management Information Circular dated March 18, 2020 (the “Circular”) of the Company was passed. The results of the vote were:

Votes For	%	Votes Against	%
110,576,330	85.74%	18,383,433	14.26%

5.       Approval of the 2020 Amended and Restated Employee Profit Sharing Plan

A resolution approving the 2020 Amended and Restated Employee Profit Sharing Plan for non-U.S. employees, and related matters, as more particularly described in the Circular of the Company was passed. The results of the vote were:

Votes For	%	Votes Against	%
100,327,639	77.80%	28,632,124	22.20%

6.	Approval of the 2020 Amended and Restated Equity Incentive Plan for U.S. Service Providers

A resolution approving the 2020 Amended and Restated Equity Incentive Plan for U.S. Service Providers of the Company and its affiliates, and related matters, as more particularly described in the Circular of the Company was passed. The results of the vote were:

Votes For	%	Votes Against	%
104,141,785	80.76%	24,817,978	19.24%

DATED this 8th day of May, 2020.

SPROTT INC.

Per:	/s/ “Arthur Einav”
Arthur Einav
Corporate Secretary